# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CARVER BANCORP INC, CIK 0001016178
CUSIP: 146875604
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 75 W 125TH ST, NEW YORK, New York (NY), 10027-4512
Date of event which requires filing of this statement: 12/08/2025
Filed by CIK 0002099845
Persons authorized to receive notices and communications: Dennis D. Etzkorn, 10 Trailside Road, Medfield, Massachusetts (MA), 02052, (508) 740-3760

## Reporting persons
- Detyga LLC (CIK 0002099845): type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: working capital (WC); sole voting power 272,000; shared voting power 0; sole dispositive power 272,000; shared dispositive power 0; aggregate amount beneficially owned 272,000 (5.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: CARVER BANCORP INC
Address of issuer's principal executive offices: 75 W 125TH ST, NEW YORK, New York (NY), 10027-4512

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by Detyga LLC, a Massachusetts limited liability company ('Detyga'), and Dennis D. Etzkorn, an individual ('Etzkorn').

Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of the Reporting Persons is 10 Trailside Road, Medfield, MA 02052.
Present principal occupation or employment: The principal business of Detyga is to make investments. Detyga is controlled by Dennis D. Etzkorn.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Detyga is a limited liability company organized in the Commonwealth of Massachusetts. Etzkorn is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total amount of funds required to acquire the Shares acquired by Detyga was approximately $495,860. The Shares were acquired using Detyga's working capital in open-market transactions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons' belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.

In the Reporting Persons' view, the recent decision by the board of directors' of the Issuer to delist the Shares constitutes a serious breach of its fiduciary duties to act in the best interests of shareholders. The Reporting Persons believe that the delisting has already led to a sharp decline in the market value of the Shares, with the Issuer's market capitalization falling by more than half in a short period following the announcement, and that the proposed delisting would further harm shareholders by making their investments less liquid.

The Reporting Persons believe that, prior to the delisting announcement, recent proposals and initiatives advanced by other shareholders had provided a constructive path forward for the Issuer and helped support the trading price of the Shares and the Issuer's market capitalization on the expectation of a more favorable long-term outlook. The Reporting Persons support efforts it views as designed to improve the Issuer's performance, strengthen the business, and create long-term value for shareholders.

The Reporting Persons believe that a decision of this magnitude should be submitted to shareholders for a vote. Accordingly, Detyga currently intends to request that the Issuer postpone any action on the delisting and call a special meeting of shareholders so that shareholders may vote on whether the Issuer should proceed with or reconsider the delisting and deregistration. Detyga may also encourage other shareholders to consider exercising their rights to request such a meeting and to express their views on the proposed delisting to the Issuer's board of directors.

Depending on a variety of factors, including, among others, the Issuer's response to the concerns expressed above, discussions with the Issuer and other shareholders, the Issuer's financial condition, the trading price and liquidity of the Shares, general market and economic conditions, and other investment opportunities, the Reporting Person may from time to time take such actions with respect to its investment in the Issuer as it deems appropriate. Such actions may include, without limitation: (i) acquiring additional Shares or disposing of some or all of the Shares; (ii) requesting that the Issuer call, or causing or seeking to cause the calling of, one or more special meetings of shareholders (or raising matters at annual meetings of shareholders); (iii) engaging in further communications with the Issuer's management, board of directors and/or other shareholders regarding the Issuer's management strategy; or (iv) making recommendations or proposals to the Issuer concerning changes to the composition of the board of directors or other actions to enhance shareholder value.

The Reporting Persons are not currently engaged in any solicitation of proxies from the Issuer's shareholders and are not acting, and do not presently intend to act, as part of a 'group' with any other shareholder with respect to the acquisition, holding, voting or disposition of securities of the Issuer. The views expressed in this Schedule 13D reflect the Reporting Persons' current opinions and are based on publicly available information. The Reporting Person reserves the right to change its views with respect to any of the foregoing at any time and to take any actions it deems appropriate, to the extent permitted by applicable law.

Except as set forth in this Item 4, the Reporting Person does not have any present plan or proposal which relates to or would result in any of the matters enumerated in this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure assumes that there are a total of 5,095,254 shares of Common Stock outstanding as of August 12, 2025, which amount is derived from the amount reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2025. Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, as a result of the relationships described above in Item 2 and as of the close of business on November 24, 2025, each of the Reporting Persons may be deemed to beneficially own 272,000 shares of Common Stock that are held directly by Detyga, representing approximately 5.3% of the Common Stock outstanding.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Reporting Persons may be deemed to exercise the shared voting and dispositive authority over 272,000 shares of Common Stock beneficially owned directly by Detyga.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
Transactions in the class effected during the past sixty days: Information with respect to the Reporting Person's transactions effected during the past 60 days are set forth on Annex A hereto.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On November 24, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any persons with respect to any securities of the Issuer.

## Signatures
- Detyga LLC: Dennis D. Etzkorn, Managing Member (12/08/2025)